United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2011

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Executive Officer
Date: April 25, 2011

IR Contact Information ir@GRUMA.com (52)(81) 8399-3349
Monterrey, N.L., Mexico, April 25, 2011	www.GRUMA.com

GRUMA ANNOUNCES THE ACQUISITION OF
TORTILLA PRODUCTION ASSETS IN THE UNITED STATES

Monterrey, N.L., Mexico, April 25, 2011. - GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB)  announced today the acquisition of the tortilla-production assets of the Albuquerque Tortilla Company (ATC) in the United States for US$8.8 million. GRUMA also acquired the inventories, brand, and customer list related to ATC's tortilla business.

ATC is a tortilla company based in Albuquerque, New Mexico, that sells wheat flour tortillas and, to a lesser extent, corn flour tortillas, among other products, under the brand ''Albuquerque Tortilla''. During 2010, ATC's tortilla business had net sales of US$14 million.

 This acquisition will expand and strengthen GRUMA's tortilla business in the United States through a solid and recognized brand in the south-central region of the country, and is part of a strategy to take advantage of opportunities and synergies in the United States, the most important market in the world for GRUMA today.

Since the company paid half of its debt at the beginning of this year, it continues to look for expansion opportunities in the world in order to consolidate its leading market position. GRUMA will, however, continue to pursue a disciplined financial approach in order to regain its investment grade-status as soon as possible.

About GRUMA
GRUMA is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 95 plants. In 2010, GRUMA had net sales of US$3.8 billion, of which 67% came from non-Mexican operations.